Exhibit 99.2

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2018 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V.

NOTICE AND AGENDA

PROQR THERAPEUTICS N.V.

2018

EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

-

NOTICE AND AGENDA

PROQR THERAPEUTICS | ZERNIKEDREEF 9 | 2333 CK LEIDEN | THE NETHERLANDS | +31 88 166 7000 | WWW.PROQR.COM

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Notice for the EGM

Notice is hereby given of the extraordinary general meeting of shareholders of ProQR Therapeutics N.V. (the “Company”) to be held on Monday, February 19, 2018, at 16:00 hours CET, at the offices of the Company at Zernikedreef 9, 2333CK, Leiden, the Netherlands (the “EGM”).

Agenda for the EGM

The agenda for the EGM, as proposed by the Company’s Management Board (the “Management Board”) and the Company’s Supervisory Board (the “Supervisory Board”), is as follows:

1.	Opening of the EGM

2.	Business update (discussion item)

3.	Renewal of the delegation to the Management Board of the authority (i) to issue ordinary shares, (ii) to grant rights to subscribe for such shares and (iii) to limit and exclude preemption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares (voting item)

4.	Amendment of the articles of association of the Company (voting item)

5.	Questions

6.	Closing of the EGM

Availability of EGM Materials

Copies of (i) this notice including the agenda for the EGM, (ii) the explanatory notes to the agenda for the EGM, (iii) the proposal for the amendment of the Company’s articles of association, and (iv) a template of the proxy form for registered shareholders, (the “EGM Materials”) are available on the Company’s website (www.proqr.com) (the “Website”) and can be obtained free of charge at the office of the Company (Zernikedreef 9, 2333 CK Leiden). The relevant EGM Materials will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the SEC’s website (www.sec.gov).

Persons who hold their ordinary shares in the capital of the Company through a bank, broker or other nominee (through Cede & Co., as nominee for the Depository Trust Company) are regarded as beneficial owners of shares (“Beneficial Owners”). The Company will ensure that the relevant EGM Materials are also disseminated and/or made available for inspection, as appropriate, to the Beneficial Owners.

Copies of the EGM Materials are also available for inspection by the Company’s shareholders who are not holding their shares through a bank, broker or other nominee (the “Registered Shareholders”) at the Company’s office address (Zernikedreef 9, 2333 CK Leiden, the Netherlands) (the “Office Address”). Registered Shareholders may obtain copies of these documents free of charge.

Only shareholders as of the close of business on January 22, 2017 (the “Record Date”) or those who hold a valid proxy for the EGM, are entitled to take part and vote at the EGM. Each share outstanding on the Record Date is entitled to one vote on each voting item.

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Participation in the EGM by proxy

Shareholders can participate and vote in the EGM by proxy. The procedures for participation by proxy for Beneficial Owners and for Registered Shareholders is as follows:

•	Beneficial Owners who wish to exercise their meeting rights by proxy, should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary through which they hold their beneficial ownership of shares. Beneficial Owners who have any questions in respect of the above procedure, are recommended to contact their bank or broker for further information.

•	Registered Shareholders may authorize a third party to vote, and/or attend, at the EGM on their behalf though the use of a proxy form, of which a template has been made available on the Website as part of the EGM Materials.

Attendance of the EGM

The conditions for in-person attendance at the EGM are as follows:

•	Beneficial Owners must have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company’s e-mail address legal@proqr.com no later than on February 12, 2017 and (ii) bring the proxy received from their financial intermediary to the EGM.

•	Registered Shareholders must notify the Company by submitting their name and number of registered shares through the Company’s e-mail address legal@proqr.com no later than on February 12, 2017; and

Persons entitled to attend in the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or identity card).

The Management Board and the Supervisory Board

December 27, 2017